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Exhibit 12

IRON MOUNTAIN INCORPORATED
STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,									Nine Months Ended September 30, 2008		Nine Months Ended September 30, 2009
	2004		2005		2006		2007		2008
Earnings:
Income before Provision for Income Taxes	$166,735		$197,018		$224,218		$223,024		$224,867	$174,205		$241,584
Add: Fixed Charges	240,270		245,431		264,211		308,871		330,088	247,599		232,332

	$407,005		$442,449		$488,429		$531,895		$554,955	$421,804		$473,916

Fixed Charges:
Interest Expense, Net	$185,749		$183,584		$194,958		$228,593		$236,635	$179,199		$170,165
Interest Portion of Rent Expense	54,521		61,847		69,253		80,278		93,453	68,400		62,167

	$240,270		$245,431		$264,211		$308,871		$330,088	$247,599		$232,332

Ratio of Earnings to Fixed Charges	1.7	x	1.8	x	1.8	x	1.7	x	1.7	1.7	x	2.0	x

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  Exhibit 12